UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 22, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On April 22, 2021, the Credit Suisse Earnings Release 1Q21 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
The 1Q21 Credit Suisse Financial Report as of and for the three months ended March 31, 2021 will be published on or about May 6, 2021.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2020 (Credit Suisse 2020 20-F) filed with the SEC on March 18, 2021, and the Group’s earnings release for the first quarter of 2021 (Credit Suisse Earnings Release 1Q21), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three months ended March 31, 2021. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2020 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank. Effective April 1, 2021, the Asset Management business has been separated from the International Wealth Management division and is managed as a new division of the Group. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group
in	1Q21	1Q20	1Q21	1Q20
Statements of operations (CHF million)
Net revenues	7,653	5,785	7,574	5,776
Total operating expenses	4,091	4,124	3,937	4,007
Income/(loss) before taxes	(837)	1,093	(757)	1,201
Net income/(loss)	(289)	1,219	(231)	1,311
Net income/(loss) attributable to shareholders	(214)	1,213	(252)	1,314
Comparison of consolidated balance sheets
	Bank		Group
end of	1Q21	4Q20	1Q21	4Q20
Balance sheet statistics (CHF million)
Total assets	855,597	809,688	851,395	805,822
Total liabilities	806,242	762,629	806,511	762,881
Capitalization and indebtedness
	Bank		Group
end of	1Q21	4Q20	1Q21	4Q20
Capitalization and indebtedness (CHF million)
Due to banks	19,469	16,420	19,422	16,423
Customer deposits	407,082	392,039	406,069	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,951	23,944	22,853	23,851
Long-term debt	164,443	160,279	170,453	161,087
All other liabilities	192,297	169,947	187,714	170,599
Total liabilities	806,242	762,629	806,511	762,881
Total equity	49,355	47,059	44,884	42,941
Total capitalization and indebtedness	855,597	809,688	851,395	805,822

BIS capital metrics
	Bank		Group
end of	1Q21	4Q20	1Q21	4Q20
Capital and risk-weighted assets (CHF million)
CET1 capital	42,550	40,701	36,964	35,361
Tier 1 capital	58,050	55,659	53,411	51,202
Total eligible capital	59,067	56,620	54,429	52,163
Risk-weighted assets	302,022	275,676	302,869	275,084
Capital ratios (%)
CET1 ratio	14.1	14.8	12.2	12.9
Tier 1 ratio	19.2	20.2	17.6	18.6
Total capital ratio	19.6	20.5	18.0	19.0
Selected financial data – Bank
Condensed consolidated statements of operations
in	1Q21	1Q20	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	3,042	4,282	(29)
Interest expense	(1,399)	(2,746)	(49)
Net interest income	1,643	1,536	7
Commissions and fees	3,751	2,920	28
Trading revenues	1,800	878	105
Other revenues	459	451	2
Net revenues	7,653	5,785	32
Provision for credit losses	4,399	568	–
Compensation and benefits	1,975	2,057	(4)
General and administrative expenses	1,752	1,722	2
Commission expenses	329	345	(5)
Restructuring expenses	35	–	–
Total other operating expenses	2,116	2,067	2
Total operating expenses	4,091	4,124	(1)
Income/(loss) before taxes	(837)	1,093	–
Income tax expense/(benefit)	(548)	(126)	335
Net income/(loss)	(289)	1,219	–
Net income/(loss) attributable to noncontrolling interests	(75)	6	–
Net income/(loss) attributable to shareholders	(214)	1,213	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	1Q21	4Q20	% change
Assets (CHF million)
Cash and due from banks	132,310	138,207	(4)
Interest-bearing deposits with banks	1,377	1,230	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	91,121	79,133	15
Securities received as collateral	56,494	50,773	11
Trading assets	157,279	157,511	0
Investment securities	612	605	1
Other investments	5,607	5,379	4
Net loans	313,198	300,341	4
Goodwill	3,951	3,755	5
Other intangible assets	239	237	1
Brokerage receivables	47,684	35,943	33
Other assets	45,725	36,574	25
Total assets	855,597	809,688	6
Liabilities and equity (CHF million)
Due to banks	19,469	16,420	19
Customer deposits	407,082	392,039	4
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,951	23,944	(4)
Obligation to return securities received as collateral	56,494	50,773	11
Trading liabilities	47,728	45,871	4
Short-term borrowings	30,556	21,308	43
Long-term debt	164,443	160,279	3
Brokerage payables	26,892	21,655	24
Other liabilities	30,627	30,340	1
Total liabilities	806,242	762,629	6
Total shareholder's equity	48,593	46,264	5
Noncontrolling interests	762	795	(4)
Total equity	49,355	47,059	5

Total liabilities and equity	855,597	809,688	6
BIS statistics (Basel III)
end of	1Q21	4Q20	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	42,550	40,701	5
Tier 1 capital	58,050	55,659	4
Total eligible capital	59,067	56,620	4
Capital ratios (%)
CET1 ratio	14.1	14.8	–
Tier 1 ratio	19.2	20.2	–
Total capital ratio	19.6	20.5	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 1Q21

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: April 22, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer